SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 March 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated
                re:  Directorate Change

LLOYDS BANKING GROUP PLC - MANAGEMENT CHANGE

1 March 2012

Lloyds Banking Group plc announces that George Culmer will be appointed as Group Finance Director of Lloyds Banking Group with effect from 16 May 2012.

George Culmer has been Chief Financial Officer of RSA since May 2004.

Commenting on Mr Culmer's appointment, Sir Winfried Bischoff, Chairman of Lloyds Banking Group, said: "Following the announcement on 19 September 2011 of the departure of Tim Tookey as Group Finance Director at the end of February 2012, the Board undertook a rigorous search for his successor.  We are pleased to have been able to attract someone of the quality of George Culmer.  He comes to us with a fine track record at RSA and with a strong background in insurance and in shareholder advocacy.  We look forward to him joining us in time for our Annual General Meeting on 17 May 2012."

António Horta-Osório, Group Chief Executive, said: "George brings a wealth of experience from his time at RSA and his appointment will strengthen further the senior team at Lloyds Banking Group and help us to deliver on our plans to transform the Bank and ultimately achieve our goal of becoming best Bank for customers".

- END -

Notes to Editors:

BIOGRAPHICAL DETAILS

George Culmer

Between 2004 and 2012, George was a director and Chief Financial Officer of RSA Insurance Group plc. His previous roles included Head of Capital Management of Zurich Financial Services and Chief Financial Officer of its UK operations.  Prior to that he held various senior management positions at Prudential. George began his career at Coopers & Lybrand in London and New Zealand and read History at Cambridge.  Age 49.

There are no further disclosures to be made pursuant to Listing Rule 9.6.13.

Key compensation notes

Compensation arrangements include an annual salary of £720,000 and a discretionary annual bonus up to a maximum of 200% of salary.  It is intended to award a long term performance-based share incentive of up to 225% of salary for 2012 which will only vest in full in three years if stretching performance targets are exceeded.  Mr Culmer will receive an allowance to fund personal pension arrangements amounting to 25% of his salary.

Mr Culmer has deferred awards and a cash bonus from RSA, which he forfeits as a result of leaving RSA.  He will therefore be partially compensated in respect of these by receiving shares in Lloyds Banking Group worth £1.9m which will vest in 2013 and 2014.

The extent to which Mr Culmer will receive future awards depends on the performance of Lloyds Banking Group in the short, medium and longer term against stretching performance measures.

For further information:

Investor Relations
Kate O'Neill                                                                          +44 (0)20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                    +44 (0)20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 01 March 2012